Mail Stop 3561

August 28, 2009

John R. Sult
Senior Vice President and Controller
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

> **Re: El Paso Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement**
> **Filed March 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-14365**

Dear Mr. Sult:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Charles H. Still, Jr.
        Bracewell & Giuliani LLP
        Via facsimile